UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71722W107

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,827,416 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,416 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P and (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,619 shares (1)
	8.	Shared Voting Power 8,407,153 shares (1)
	9.	Sole Dispositive Power 17,619 shares (1)
	10.	Shared Dispositive Power 8,407,153 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,424,772 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5%0 (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (v) 12,596 shares of Common Stock held directly by James Topper, (vi) 3,912 shares of Common Stock held by Topper Group III LLC and (vii) 1,111 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of September 22, 2022. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. Dr. Topper is a manager of Topper Group III LLC and shares voting and investment power over the shares held by Topper Group III LLC.

(2)

Based on (i) 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022 and (ii) 1,111 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of September 22, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,937 shares (1)
	8.	Shared Voting Power 8,407,153 shares (1)
	9.	Sole Dispositive Power 14,937 shares (1)
	10.	Shared Dispositive Power 8,407,153 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,422,090 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (v) 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

CUSIP No. 71722W107

Item 1. Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the “Original Schedule 13D”), as amended on June 17, 2020, December 23, 2020 and August 11, 2022 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 4, the “Schedule 13D”) with respect to the Common Stock of Phathom Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 100 Campus Drive, Suite 102, Florham Park, NJ 07932. Except as otherwise specified in Amendment No. 4, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 2. Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences IX, L.P. (“FLS IX”)

FHMLS IX, L.P.

FHMLS IX, L.L.C.

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P.

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

The principal business of Topper and Hereon is to manage FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

The principal business of Cha and Brush is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses.

The principal business of Estes is to manage FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS IX	–	Delaware, U.S.A.
	FHMLS IX, L.P.	–	Delaware, U.S.A.
	FHMLS IX, L.L.C.	–	Delaware, U.S.A.
	FLSPF	–	Delaware, U.S.A.
	FHMLSP, L.P.	–	Delaware, U.S.A.
	FHMLSP, L.L.C.	–	Delaware, U.S.A.
	FLS XI	–	Delaware, U.S.A.
	FHMLS XI, L.P.	–	Delaware, U.S.A.
	FHMLS XI, L.L.C.	–	Delaware, U.S.A.

Individuals:	Topper	–	United States Citizen
	Heron	–	United States Citizen
	Cha	–	United States Citizen
	Brush	–	United States Citizen
	Estes	–	United States Citizen

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FLS IX purchased from the Issuer (including shares purchased from YamadaCo IIA, Inc., which merged with and into the Issuer on March 13, 2019) in a series of private transactions, 4,877,998 shares of Common Stock and unsecured convertible promissory notes representing a principal amount of $20,000,000, such that the aggregate purchase price for both the shares of Common Stock and the unsecured convertible promissory notes is equal to $20,001,442.92. Upon closing of the IPO, the principal amount and accrued interest owed under the unsecured convertible promissory notes held by FLS IX automatically converted into 1,353,640 shares of Common Stock of the Issuer, resulting in FLS IX holding a total of 6,231,638 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 1,052,631 shares of Common Stock of the Issuer at the IPO price of $19.00 per share, resulting in FLS holding a total of 7,284,269 shares of the Issuer’s Common Stock at such time.

On June 12, 2020, FLS IX effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 1,456,854 shares of the Issuer’s Common Stock to its limited partners and general partner, including FHMLS IX, L.L.C., Topper and Heron.

Since August 9, 2022, FLSPF has purchased an aggregate of 2,084,427 shares of Common Stock of the Issuer for an approximate total purchase price of $16,950,257.

Since August 9, 2022, FLS XI has purchased an aggregate of 495,310 shares of Common Stock of the Issuer for an approximate total purchase price of $4,027,789.

FLS IX holds 5,827,415 shares of Common Stock of the Issuer as of the date of this filing (the “FLS IX Shares”), FHMLS IX, L.L.C. holds 1 share of Common Stock of the Issuer as of the date of this filing (the “FHMLS IX, L.L.C. Share”), FLSPF holds 2,084,427 shares of Common Stock of the Issuer as of the date of this filing (the “FLSPF Shares”), FLS XI holds 495,310 shares of Common Stock of the Issuer as of the date of this filing (the “FLS XI Shares”), Heron holds 14,937 shares of Common Stock of the Issuer as of the date of this filing, which shares are held by The Heron Living Trust 11/30/2004, of which Heron is the co-trustee (the “Heron Shares”), and Topper holds (i) 1,111 shares of Common Stock that are issuable upon the exercise of options held directly by Topper that are exercisable within 60 days of September 22, 2022 and (ii) 16,508 shares of Common Stock of the Issuer as of the date of this filing, 12,596 of such shares are held directly by Topper and the remaining 3,912 shares are held by Topper Group III LLC, of which Topper is a manager (the “Topper Shares”).

The working capital of FLS IX, FLSPF and FLS XI was the source of the funds for the purchase of the FLS IX Shares, the FLSPF Shares and the FLS XI Shares. No part of the purchase price of the FLS IX Shares, the FLSPF Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS IX Shares, the FHMLS IX, L.L.C. Share, the FLSPF Shares, the FLS XI Shares, the Heron Shares or the Topper Shares.

Item 4. Purpose of Transaction

Each of FLS IX, FLSPF and FLS XI acquired the FLS IX Shares, the FLSPF Shares and the FLS XI Shares, as the case may be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS IX, FLSPF and FLS XI and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above and other than Topper being appointed to the Issuer’s board of directors on September 22, 2022, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

FLS IX is the record owner of the FLS IX Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS IX Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS IX Shares. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FLS IX Shares.

FHMLS IX, L.L.C. is the record owner of the FHMLS IX, L.L.C. Share. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FHMLS IX, L.L.C. Share.

FLSPF is the record owner of the FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

FLS XI is the record owner of the FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

Heron is the beneficial owner of the Heron Shares.

Topper is the beneficial owner of the Topper Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. For each Reporting Person other than Topper, such percentage was calculated based on the 39,175,205 shares of Common Stock outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022.

Topper’s percentage was calculated based on (i) 39,175,205 shares of Common Stock that were outstanding as of July 29, 2022 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 2, 2022 and (ii) 1,111 shares of Common Stock that are issuable upon the exercise of options held directly by Topper that are exercisable within 60 days of September 22, 2022.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS IX:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.L.C:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)*
8/9/2022	Purchase	1,920,939	Common Stock	$7.9372
8/17/2022	Purchase	20,200	Common Stock	$11.65
8/18/2022	Purchase	57,740	Common Stock	$11.74
8/19/2022	Purchase	800	Common Stock	$10.25
8/22/2022	Purchase	10,350	Common Stock	$9.97
8/23/2022	Purchase	31,956	Common Stock	$9.49

8/24/2022	Purchase	13,736	Common Stock	$8.98
8/26/2022	Purchase	12,546	Common Stock	$8.83
8/29/2022	Purchase	16,160	Common Stock	$8.75

*	Reflects the weighted average price per share.

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)*
8/9/2022	Purchase	456,461	Common Stock	$7.9372
8/17/2022	Purchase	4,800	Common Stock	$11.65
8/18/2022	Purchase	13,720	Common Stock	$11.74
8/19/2022	Purchase	190	Common Stock	$10.25
8/22/2022	Purchase	2,460	Common Stock	$9.97
8/23/2022	Purchase	7,594	Common Stock	$9.49
8/24/2022	Purchase	3,264	Common Stock	$8.98
8/26/2022	Purchase	2,981	Common Stock	$8.83
8/29/2022	Purchase	3,840	Common Stock	$8.75

*	Reflects the weighted average price per share.

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
9/22/2022	Stock Option Grant	20,000	Common Stock	$10.02

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS IX Shares, the FHMLS IX, L.L.C. Share, the FLSPF Shares, the FLS XI Shares, the Heron Shares or the Topper Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Note Purchase Agreement

Pursuant to the terms of a Note Purchase Agreement with the Issuer dated May 7, 2019, the investors that purchased convertible promissory notes from the Issuer, including FLS IX, are entitled to rights with respect to the registration of their shares of Common Stock (the “Registerable Securities”) under the Securities Act of 1933, as amended. Beginning six months following the effective date of the IPO, the holders of at least 25% of the Registrable Securities request in writing that the Issuer effect a registration with respect to all or a part of the Registrable Securities then outstanding where the price to the public of the offering is $10.0 million or more, the Issuer may be required to provide notice to all holders of Registrable Securities and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer has already effected two registrations for the holders of Registrable Securities in response to the demand registration rights, subject to certain exceptions. In addition, if the holders of at least 20% of the Registrable Securities request in writing that we effect a registration with respect to all or a part of the Registrable Securities then outstanding where the price to the public of the offering is $3.0 million or more, the Issuer may be required to provide notice to all holders of Registrable Securities and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer has already effected two registrations on Form S-3 for the holders of Registrable Securities. All of these registration rights will expire, with respect to any particular holder, (i) five years after the closing date of the IPO, or (b) such time at which such holder can sell all shares held by it in compliance with Rule 144 under the Securities Act.

Appointment to the Board of Directors

On September 22, 2022, Topper was appointed to the Issuer’s board of directors. Upon his appointment, Topper received an option to purchase 20,000 shares of the Issuer’s Common Stock at an exercise price of $10.02 per share. Topper will also receive cash compensation for his service on the Issuer’s board of directors in accordance with the Issuer’s Non-Employee Director Compensation Program. Topper will also enter into the Issuer’s standard indemnification agreement for directors, the form of which was filed as Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, initially filed with the Securities and Exchange Commission on September 30, 2019.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Note Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 26, 2022	By:	*
James Topper

Date: September 26, 2022	By:	*
Patrick Heron

Date: September 26, 2022	By:	**
Albert Cha

Date: September 26, 2022	By:	**
James Brush

Date: September 26, 2022	By:	***
Daniel Estes

Date: September 26, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.

***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.